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July 27, 2017

Mr. Donald Field
Attorney Advisor
Office of Transportation and Leisure
U.S. Securities and Exchange Commission Mailstop 3561
Washington, D.C. 20549

RE: ARC287BC Corporation
Withdrawal of Offering Statement on Form 1-A/A
Filed July 25, 2017
File No. 024-10621

Dear Mr. Field,
We remain excited and honored to be part of this program. I spoke with our team and on behalf of ARC287BC Corp., a New Jersey corporation, we hereby request, pursuant to the rule, that File No. 024-10621, initially filed with the Securities and Exchange Commission on July 25, 2017 "Offering Circular" be withdrawn effective immediately. No securities had been sold under this offering.

Thank you and kind regards,

/s/ Wilson X. Bezerra

Wilson X. Bezerra
President
ARC287BC Corporation
Wilson@bezerra.com
973-595-7775

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